2800 JPMorgan Chase Tower, 600 Travis

Houston, TX 77002

Telephone: 713-226-1200

Fax: 713-223-3717

www.lockelord.com

David Taylor

Direct Telephone: 713-226-1496

Direct Fax: 713-229-2565

dtaylor@lockelord.com

January 3, 2013

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Martin Midstream Partners L.P.

Form 10-K for Fiscal Year Ended

December 31, 2011

Filed March 5, 2012

File No. 000-50056

Dear Mr. Horowitz,

As was indicated by telephone on January 3, 2013, Martin Midstream Partners L.P. has advised that it expects to be able to respond by January 30, 2013 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated December 31, 2012. The delay in response is attributable to the amount of time necessary to gather the requested information and the limited availability of the accounting staff due to vacation schedules in the first couple of weeks of January. The additional time should be sufficient to compile the information needed to properly respond to the comments.

If you would like to discuss any of these matters, please call me at 713-226-1496.

Very truly yours,

/s/ David Taylor
David Taylor

cc:	Svitlana Sweat	Robert D. Bondurant
	Shannon Buskirk	Chris H. Booth
	Securities and Exchange Commission	Martin Midstream Partners L.P.

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